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For Immediate Release                                            22 October 2004


                              WPP GROUP PLC ("WPP")

            Kantar to acquire Oracle Market Research Holdings Limited


WPP announces that its wholly-owned company, The Kantar Group ("Kantar"), the global parent company of WPP's Insight, Information and Consultancy businesses, has agreed to acquire Oracle Market Research Limited (Hong Kong) and Oracle Market Information & Software Services (Beijing) Company Limited (together "Oracle"). Oracle is one of the largest independent market research networks in Greater China, offering a full range of customized research services and a selected number of syndicated market surveys.

Following the acquisition, Oracle's operation will join Kantar's Added Value network, and be branded as Oracle Added Value.

Founded in 1994 and head quartered in Hong Kong, with offices in Beijing, Shanghai and Guangzhou, Oracle's clients include Coca- Cola, Unilever, Bristol-Myers Squibb, Danone, HSBC, P&G, Pernod Ricard, Xian Janssen, Bausch & Lomb and Effem Foods.

Oracle employs 130 people and had revenues of HK$ 65 million (US$8.4 million) for the year ended 31 December 2003 and net assets at completion of the acquisition of HK$ 16.5 million (US$ 2.1 million).

This initiative continues WPP's strategy of developing its capabilities in fast-growing and important markets.

For further information please contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com


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